Exhibit 99(a)(8)

BANCROFT FUND LTD. ANNOUNCES FINAL RESULTS OF TENDER OFFER

FOR IMMEDIATE RELEASE Morristown, NJ March 5, 2008 Cusip 059695106	For Information: Joshua P. Lake (973) 631-1177

Bancroft Fund Ltd. (the “Fund”) (AMEX: BCV)  today announced that in connection with its offer to purchase for cash (the “Offer”) up to 758,754 (approximately 12.5%) of its issued and outstanding shares of beneficial interest, par value $.01 per share, which expired at 9:30 a.m. Eastern Standard Time on February 29, 2008, the Fund has accepted 880,154 tendered shares at a price per Fund share equal to $19.36 which was 95% of the net asset value per Fund share as of 5:00 p.m. Eastern Standard Time on February 29, 2008.  Approximately 2,294,566 shares of beneficial interest, or approximately 38% of the Fund’s issued and outstanding shares of beneficial interest, were validly tendered as of the expiration of the Offer.

Because more than 758,754 shares have been validly tendered, the Fund has elected to take up and pay for 121,400 additional shares for a total of 880,154 total shares to be taken up and paid for pursuant to the Offer.  Shares will be accepted for payment on a pro rata basis. Accordingly, approximately 38.36% (880,154 shares accepted for payment divided by 2,294,566 shares validly tendered) of the validly tendered shares of each shareholder have been accepted for payment.  The Fund will promptly return all shares which have not been accepted for payment.

The Fund conducted the Offer pursuant to an Agreement dated January 11, 2008 between the Fund and certain Fund shareholders.  The Fund shareholders had requested that the Fund take action to reduce the trading discount between the price of a Fund share on the American Stock Exchange (the “AMEX”) and the Fund’s net asset value per share.  In the Agreement, the Fund shareholders agreed to tender all of their shares in the Offer, to discontinue their planned proxy contest for two seats on the Fund Board which were filled at the 2008 Annual Meeting of Shareholders held on February 11, 2008 and instead to vote for the two Fund nominees, and to withdraw their shareholder proposal with respect to consideration of a monthly managed distribution policy.  The Agreement also requires that the Fund shareholders sell their Fund shares whenever the price on the AMEX reaches at least 95% of net asset value per share; however, the price has not reached such level since the date of the Agreement.

The Offer was made only by the Offer to Purchase and the related Letter of Transmittal.  Investors may obtain copies of these documents free of charge at the website of the Securities and Exchange Commission (www.sec.gov) or from the Information Agent, The Altman Group, Inc. at (866) 416-0576.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank.  Fund shares involve investment risk, including possible loss of principal.

Bancroft Fund Ltd. operates as a closed-end, diversified management investment company and invests primarily in convertible securities, with the objectives of providing income and the potential for capital appreciation; which objectives the Fund considers to be relatively equal, over the long-term, due to the nature of the securities in which it invests.  Fund shares are traded on the American Stock Exchange under the ticker symbol BCV.

For further information, please contact:
Gary I. Levine
Executive Vice President, Chief Financial Officer, and Secretary
(973) 631-1177
info@bancroftfund.com
www.bancroftfund.com